Filed Pursuant to Rule 253(g)(2)
File No. 024-10951

Otis Gallery LLC
335 Madison Ave, 16th Floor
New York, NY 10017
(201) 479-4408; www.withotis.com

SUPPLEMENT NO. 1 DATED MAY 28, 2020
TO THE POST-QUALIFICATION OFFERING CIRCULAR AMENDMENT NO. 6
DATED MAY 15, 2020

This Supplement No. 1, dated May 28, 2020 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the Post-Qualification Offering Circular Amendment No. 6, dated May 15, 2020, of Otis Gallery LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), which amendment forms a part of the Offering Circular of Otis Gallery LLC originally qualified on July 17, 2019 (as may be further amended and supplemented, the “Offering Circular”). The disclosures therein are incorporated by reference, and, unless otherwise defined in this supplement, capitalized terms used herein shall have the same meanings set forth in the Offering Circular.

The purpose of this supplement is solely to update the disclosures in the Offering Circular with respect to Series Gallery Drop 018. The following information updates and adds to the information in the sections titled “Use of Proceeds to Issuer—Series Gallery Drop 018” set forth on page 51 and “Interest of Management and Others in Certain Transactions” set forth on page 108 of the Offering Circular. Except as specifically set forth in this supplement, the Offering Circular remains unchanged.

On May 13, 2020, we acquired the Series Gallery Drop 018 Asset from our manager in exchange for a note in the original principal amount of $11,600. This note bears interest at an annualized rate of 7.5% over a three-month period. Our manager agreed to waive the interest on this note, so the note must be repaid, without interest, within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. Full documentation of the note is included in Exhibit 6.49 to the offering statement of which the Offering Circular forms a part.

The waiver of interest by our manager is correctly reflected in the table listing the estimated gross proceeds of the offering of Series Gallery Drop 018 Interests, which indicates that the estimated interest on the note is $0. The footnote to this line incorrectly indicates that we are still obligated to pay interest on this note and that we will pay less in interest that the amount identified should we repay the note prior to the expiration of three months.

All descriptions related to this promissory note will be updated in our next post-qualification offering circular amendment.